Filed by Social Capital Suvretta Holdings Corp. I

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Akili Interactive Labs, Inc.

Commission File No.: 001-40558

Date: January 26, 2022

This filing relates to the proposed merger of Akili Interactive Labs, Inc., a Delaware corporation (“Target”), with Karibu Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and a wholly owned subsidiary of Social Capital Suvretta Holdings Corp. I, a Cayman Islands exempted company limited by shares (“SPAC”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of January 26, 2022, by and among SPAC, Merger Sub and Target.

Akili <-> SCS Announcement

Confidential

Email to employees

Timing: Concurrent with external announcement, including link to live press release

From: Eddie & Santosh

Subject: Exciting News – Proposed Transaction to Make Akili a Public Company!

Akilians,

We are thrilled to share some very exciting news this morning about Akili’s future: we’ve signed an agreement that will allow Akili to become a publicly-traded company, which we expect to occur in mid 2022, through a business combination with Social Capital Suvretta Holdings Corp. I (“SCS”), a special purpose acquisition company, or SPAC. SCS is led by Chamath Palihapitiya, a well-known company builder and Founder and CEO of Social Capital; and Kishen Mehta, Portfolio Manager of the Averill strategy at Suvretta Capital Management.

We just publicly announced the news, and you can view the press release here. As discussed recently at our Little Picture meeting, we have been working to enable this exciting milestone, and we’re so excited to be able to convey this news to you now!

This marks a significant moment for Akili. The transaction will provide up to $412 million in gross cash proceeds, and becoming a public company can provide us with easier access to additional capital, and market exposure, to grow our platform and products. At Akili, we’ve been committed to accomplishing our audacious goal of changing medicine, and recently talked about doing this as a public company that could become a household name. The announcement today is directly in line with this vision and will enable us to help more patients than we’ve ever thought possible.

We’ll have an opportunity to discuss and get into this in more detail at a special company meeting that’s coming on the calendar later today (look out for an invite that will be sent shortly).

Background on the News

This is the right time for us to access the public markets. We are at a unique moment in advancing our mission as we prepare for the full-scale commercial launch of EndeavorRx and activate our promising pipeline for patients across many ages and populations.

We’re confident that this approach is the best route for Akili as we’ve found an ideal partner in SCS. (Please note: while a SPAC transactions involves a merger, this is not Akili being “acquired” by another company; instead, this is another path for Akili to become a public company.) Akili will remain independent, continuing to grow and operate with our management team and amazing base of Akilian employees.

SCS brings an ideal mix of experience and expertise in biotech and consumer tech to this transaction. Chamath and Kishen are personally committed to helping to solve some of the world’s most pressing problems by investing in innovative companies such as ours. Importantly, as we’ve gotten to know the SCS team, they recognize Akili’s enormous potential to reimagine medicine, and they have a strong track record of helping companies go public and to grow and scale their impact.

Importantly, this is good news for all of Akili’s shareholders, including you. We’ll share more on what this transaction means for your equity in Akili and what other opportunities it opens up for all Akilians to benefit from our growth and success.

Next Steps

Akili’s strategy and your role in helping us achieve our goals do not change with this announcement. Today’s announcement is the first step in the SPAC business combination process that can take several months to complete. In the meantime, we all need to stay focused on our day-to-day responsibilities so we can continue to provide our patients and partners with the support and service they’ve come to expect from us.

It’s likely that you’ll receive questions from friends, family, business partners about the announcement. Please refer them to the information that is publicly available in our press release and refrain from commenting further. Also, if you receive any inquiries from partners, patients or other external parties on the news, you can share the press release and direct them to Julie DiCarlo if they have any further questions. Any media inquiries should also be directed to Julie.

As SCS is already publicly traded, it is now more important than ever for us to exercise discretion and not share any confidential information about the company with anyone outside of our organization. The most important thing to note is that you should not be trading in securities of SCS as this could constitute a serious securities violation. Over time, we will hold sessions to help everyone understand the new compliance and trading rules that will govern Akili as a public company.

We look forward to discussing this news in more detail at our company meeting today. We know you have lots of questions and today’s meeting is the first of what will be many opportunities to learn more about this transaction and what it means for Akili and for you. All of us on the executive team are committed to keeping you informed throughout this process and updating you on key developments.

This is truly exciting news and presents a great opportunity for patients and for everyone at Akili. We appreciate your continued focus and dedication to Akili’s mission and to patients.

Eddie and Santosh

Additional Information and Where to Find It

In connection with the proposed transaction, SCS intends to file a registration statement on Form S-4 (as amended, the “Registration Statement”) with the SEC, which will include a preliminary prospectus and proxy statement of SCS, referred to as a proxy statement/prospectus. Such documents are not currently available. When available, a final proxy statement/prospectus will be sent to all SCS shareholders. SCS will also file other documents regarding the proposed transaction with the SEC. SHAREHOLDERS OF SCS ARE ADVISED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by SCS (when available) through the website maintained by the SEC at http://www.sec.gov.

The documents filed by SCS with the SEC also may be obtained free of charge at SCS’s website at https://socialcapitalsuvrettaholdings.com/dnaa or upon written request to 2850 W. Horizon Ridge Parkway, Suite 200, Henderson, NV 89052.

Participants in the Solicitation

SCS and Akili and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from SCS’s shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the proposed transaction between Akili and SCS will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom. This communication may be deemed to be solicitation material in respect of the proposed transactions contemplated by the proposed business combination between Akili and SCS.

Forward-Looking Statements

This communication may contain certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Akili and SCS. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of SCS’s securities, (ii) the risk that the proposed transaction may not be completed by SCS’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SCS, (iii) the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the Merger Agreement by the shareholders of SCS and the satisfaction of the minimum cash condition, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the PIPE Investment, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Akili’s business relationships, operating results, and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Akili or diverts management’s attention from Akili’s ongoing business operations and potential difficulties in Akili employee retention as a result of the announcement and consummation of the proposed transaction, (ix) the outcome of any legal proceedings that may be instituted against Akili or against SCS related to the Merger Agreement or the proposed transaction, (x) the ability to maintain the listing of SCS’s securities on a national securities exchange, (xi) the price of SCS’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which SCS plans to operate or Akili operates, variations in operating performance across competitors, changes in laws and regulations affecting SCS’s or Akili’s business, and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, (xiii) the ability of Akili to successfully commercialize EndeavorRx and continue to advance its clinical development pipeline, (xiv) the ability to recognize the anticipated benefits of the proposed transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees, (xv) the evolution of the markets in which Akili competes, (xvi) the ability of Akili to defend its intellectual property and satisfy regulatory requirements, (xvii) the costs related to the proposed transaction, (xviii) the impact of the COVID-19 pandemic on Akili’s business, (xix) Akili’s expectations regarding its market opportunities and (xx) the risk of downturns and a changing regulatory landscape in the highly competitive industry in which Akili operates. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of SCS’s registration on Form S-1 (File Nos. 333-256723 and 333-257543), SCS’s quarterly report on Form 10-Q for the quarter ended September 30, 2021 filed with the SEC on November 15, 2021, the Registration Statement on Form S-4 when available, including those under “Risk Factors” therein, and other documents filed by SCS from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Akili and SCS assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Akili nor SCS gives any assurance that either Akili or SCS, or the combined company, will achieve its expectations.

Investor Pulse

January 26, 2022

Subject: Taking Akili Public

Dear Friends of Akili,

We have some big news!

We’re excited to share that Akili today announced we’ve entered into a definitive agreement with Social Capital Suvretta Holdings Corp. I (“SCS”) (Nasdaq: DNAA) to combine and make Akili a publicly-traded company. SCS is a special purpose acquisition company, or SPAC, led by Chamath Palihapitiya, Founder and CEO of Social Capital, and Kishen Mehta, Portfolio Manager of the Averill strategy at Suvretta Capital Management. You can read the press release announcing the transaction here. [insert link]

We’ve spent the last decade building a leading digital medicine company. Transitioning to a public company will enable us to accelerate our mission, support our ambitious growth plans, and help more patients living with cognitive impairments.

As the recognition of cognitive issues skyrocket across medicine, and as society faces growing threats to our cognitive function, we believe the time to be bold and enact change is now. Our work at Akili is poised to establish a new era of cognitive medicine, reimagining how central nervous system medicines are designed, developed, and delivered. As I’ve shared with you before, we continue to be on a strong growth trajectory. Going public through a combination with SCS allows us to accelerate our mission and deliver improved outcomes for patients and their families. The combination with SCS is expected to further support both our U.S. commercial launch and growth of EndeavorRx®, and give us the capacity to advance our pipeline across multiple disease areas in the U.S. and beyond. We look forward to benefiting from the SCS team’s expertise that brings the best of consumer tech and biotech.

Transaction Highlights

The transaction implies a post-money equity value of the combined company of up to approximately $1 billion and is expected to deliver up to $412 million in gross cash proceeds to the Company, including the contribution of up to $250 million of cash held in SCS’s trust account and $162 million from PIPE investors at $10 per share. The fully committed PIPE is led by Social Capital with support from a number of new and existing investors, including: Suvretta Capital Management’s Averill strategy, Apeiron Investment Group, Temasek, co-founder PureTech Health, Polaris Partners, Evidity Health Capital, JAZZ Venture Partners and Omidyar Technology Ventures.

We’re also excited that Chamath Palihapitiya will join our Board of Directors as Chairman of the Board following the close of the merger, adding his complementary skills to our Board as we enter the next phase of our growth.

Our Path Forward

We have built a set of capabilities, infrastructure and IT to support launch of EndeavorRx and future products, and we have seen strong business fundamentals in our pre-launch phase. With EndeavorRx, for the first time we brought together science, technology and entertainment, using our proprietary platform to create a clinically validated treatment designed to directly target brain functioning through an engaging entertainment-style experience. We will leverage this platform to progress our research and development across new diseases and disorders with increased efficiency over time.

We expect we will be able to support a vast number of patients as we advance our development pipeline. Today’s announcement is just the first step. The transaction is expected to close in mid-2022, subject to the approval of SCS shareholders and other customary closing conditions. Please feel free to contact us if you have any questions.

Please also note that a presentation made by our and SCS’s management team regarding the transaction will be available at https://event.on24.com/wcc/r/3621898/2B6B29D03ADCC3D4AD26E9082AE8ADA1 at 8:00 AM ET today. We hope that you will be able to listen in.

Thank you for your support and confidence in Akili – your partnership has been instrumental in our ability to take this next step. We look forward to the opportunity to serve you and our patients for many years to come.

Additional Information and Where to Find It

In connection with the proposed transaction, SCS intends to file a registration statement on Form S-4 (as amended, the “Registration Statement”) with the SEC, which will include a preliminary prospectus and proxy statement of SCS, referred to as a proxy statement/prospectus. Such documents are not currently available. When available, a final proxy statement/prospectus will be sent to all SCS shareholders. SCS will also file other documents regarding the proposed transaction with the SEC. SHAREHOLDERS OF SCS ARE ADVISED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by SCS (when available) through the website maintained by the SEC at http://www.sec.gov.

The documents filed by SCS with the SEC also may be obtained free of charge at SCS’s website at https://socialcapitalsuvrettaholdings.com/dnaa or upon written request to 2850 W. Horizon Ridge Parkway, Suite 200, Henderson, NV 89052.

Participants in the Solicitation

SCS and Akili and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from SCS’s shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the proposed transaction between Akili and SCS will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom. This communication may be deemed to be solicitation material in respect of the proposed transactions contemplated by the proposed business combination between Akili and SCS.

Forward-Looking Statements

This communication may contain certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Akili and SCS. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of SCS’s securities, (ii) the risk that the proposed transaction may not be completed by SCS’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SCS, (iii) the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the Merger Agreement by the shareholders of SCS and the satisfaction of the minimum cash condition, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the PIPE Investment, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Akili’s business relationships, operating results, and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Akili or diverts management’s attention from Akili’s ongoing business operations and potential difficulties in Akili employee retention as a result of the announcement and consummation of the proposed transaction, (ix) the outcome of any legal proceedings that may be instituted against Akili or against SCS related to the Merger Agreement or the proposed transaction, (x) the ability to maintain the listing of SCS’s securities on a national securities exchange, (xi) the price of SCS’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which SCS plans to operate or Akili operates, variations in operating performance across competitors, changes in laws and regulations affecting SCS’s or Akili’s business, and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, (xiii) the ability of Akili to successfully commercialize EndeavorRX and continue to advance its clinical development pipeline, (xiv) the ability to recognize the anticipated benefits of the proposed transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees, (xv) the evolution of the markets in which Akili competes, (xvi) the ability of Akili to defend its intellectual property and satisfy regulatory requirements, (xvii) the costs related to the proposed transaction, (xviii) the impact of the COVID-19 pandemic on Akili’s business, (xix) Akili’s expectations regarding its market opportunities and (xx) the risk of downturns and a changing regulatory landscape in the highly competitive industry in which Akili operates. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of SCS’s registration on Form S-1 (File Nos. 333-256723 and 333-257543), SCS’s quarterly report on Form 10-Q for the quarter ended September 30, 2021 filed with the SEC on November 15, 2021, the Registration Statement on Form S-4 when available, including those under “Risk Factors” therein, and other documents filed by SCS from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Akili and SCS assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Akili nor SCS gives any assurance that either Akili or SCS, or the combined company, will achieve its expectations.

Akili SCS Transaction

Confidential

Template email for external stakeholders (e.g; partners, KOLs, caregivers)

Timing: After 7:01 ET, January 26, 2022

Subject: Exciting News – Akili Proposed Transaction

I’m excited to share that Akili today announced we’ve entered into a definitive agreement with Social Capital Suvretta Holdings Corp. I (“SCS”) (Nasdaq: DNAA) to combine and make Akili a publicly-traded company. SCS is a special purpose acquisition company, or SPAC, led by Chamath Palihapitiya, Founder and CEO of Social Capital, and Kishen Mehta, Portfolio Manager of the Averill strategy at Suvretta Capital Management. You can read the press release announcing the transaction here: [insert link to press release]

With your support, we’ve spent the last decade focused on our mission to bring new hope to people living with cognitive impairments. As society faces growing threats to our cognitive function, we believe the time to be bold and enact change is now. Transitioning to a public company will enable us to accelerate our mission, support our growth plans, and help more patients than we ever imagined.

I wanted to share the news with you directly and discuss what this means for you. First of all, nothing about this transaction changes our mission or our strategy. And nothing will change for you in your day-to-day interactions with us. [I will continue to be your point of contact at Akili.]

This transaction will provide Akili with additional resources to support the commercial launch of EndeavorRx®, expected in the second half of 2022, and expand the current label to help even more patients living with ADHD. We also plan to invest in the continued development of treatments for cognitive dysfunction associated with medical conditions including multiple sclerosis, autism, depression, among others.

This is truly exciting news and presents a great opportunity for our valued partners and the patients we serve. As always, if you have questions, please feel free to reach out to me. For questions specific to EndeavorRx, please continue to use the online form here or call 1-844-AKILI-IQ (1-844-254-5447).

Thank you for your continued partnership and support. We look forward to working closely with you as we grow our platform to serve more patients than ever before.

Additional Information and Where to Find It

In connection with the proposed transaction, SCS intends to file a registration statement on Form S-4 (as amended, the “Registration Statement”) with the SEC, which will include a preliminary prospectus and proxy statement of SCS, referred to as a proxy statement/prospectus. Such documents are not currently available. When available, a final proxy statement/prospectus will be sent to all SCS shareholders. SCS will also file other documents regarding the proposed transaction with the SEC. SHAREHOLDERS OF SCS ARE ADVISED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by SCS (when available) through the website maintained by the SEC at http://www.sec.gov.

The documents filed by SCS with the SEC also may be obtained free of charge at SCS’s website at https://socialcapitalsuvrettaholdings.com/dnaa or upon written request to 2850 W. Horizon Ridge Parkway, Suite 200, Henderson, NV 89052.

Participants in the Solicitation

SCS and Akili and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from SCS’s shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the proposed transaction between Akili and SCS will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom. This communication may be deemed to be solicitation material in respect of the proposed transactions contemplated by the proposed business combination between Akili and SCS.

Forward-Looking Statements

This communication may contain certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Akili and SCS. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of SCS’s securities, (ii) the risk that the proposed transaction may not be completed by

SCS’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SCS, (iii) the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the Merger Agreement by the shareholders of SCS and the satisfaction of the minimum cash condition, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the PIPE Investment, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Akili’s business relationships, operating results, and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Akili or diverts management’s attention from Akili’s ongoing business operations and potential difficulties in Akili employee retention as a result of the announcement and consummation of the proposed transaction, (ix) the outcome of any legal proceedings that may be instituted against Akili or against SCS related to the Merger Agreement or the proposed transaction, (x) the ability to maintain the listing of SCS’s securities on a national securities exchange, (xi) the price of SCS’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which SCS plans to operate or Akili operates, variations in operating performance across competitors, changes in laws and regulations affecting SCS’s or Akili’s business, and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, (xiii) the ability of Akili to successfully commercialize EndeavorRX and continue to advance its clinical development pipeline, (xiv) the ability to recognize the anticipated benefits of the proposed transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees, (xv) the evolution of the markets in which Akili competes, (xvi) the ability of Akili to defend its intellectual property and satisfy regulatory requirements, (xvii) the costs related to the proposed transaction, (xviii) the impact of the COVID-19 pandemic on Akili’s business, (xix) Akili’s expectations regarding its market opportunities and (xx) the risk of downturns and a changing regulatory landscape in the highly competitive industry in which Akili operates. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of SCS’s registration on Form S-1 (File Nos. 333-256723 and 333-257543), SCS’s quarterly report on Form 10-Q for the quarter ended September 30, 2021 filed with the SEC on November 15, 2021, the Registration Statement on Form S-4 when available, including those under “Risk Factors” therein, and other documents filed by SCS from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Akili and SCS assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Akili nor SCS gives any assurance that either Akili or SCS, or the combined company, will achieve its expectations.

Investment Thesis for Akili – Digital Medicine for Cognitive Health

Overview

•

Cognitive impairment is becoming increasingly widespread. This problem is not just associated with aging or many chronic and acute conditions (e.g., depression, autism, diabetes, cancer, post-covid recovery) but increasingly in children

•	Examples of cognitive impairment in daily life can include:

•	Trouble concentrating

•	Poor memory

•	Difficulty learning new things

•	Problems making decisions that affect everyday life

•	When children have these cognitive deficits, it is critical to fix them, as they can predict later-life health issues

•	There are no prescription treatments directly targeting cognitive issues

•	Pharmaceuticals are usually not targeted for cognition and come with potentially harmful side effects

•	Coping strategies don’t resolve the underlying cognitive problem

•	Akili’s first product is an FDA-cleared video game for 8-12yo with ADHD.

•	The total U.S. ADHD market exceeds more than 70M prescription treatments and $10B in annual U.S. drug revenues

Qualitative

•	Akili designs and builds software that targets the neural physiology of the brain which is core to cognitive functions like attention and memory

•

Akili has spent more than 10 years validating the first video game technology to receive regulatory approval (FDA-cleared in the U.S. and CE approval granted in Europe) and is helping pioneer this new class of software-based, digital therapeutics

•	The technology has engagement, entertainment, feedback, and improvement loops like traditional software development

•	Akili’s first treatment, EndeavorRx, is an FDA-cleared software-based game

•	EndeavorRx was rigorously tested in randomized control trials similar to traditional pharmaceutical drugs with FDA-recognized clinical endpoints including TOVA and ADHD-RS

•	The technology targets the fronto-parietal attention control networks of the brain to improve attention function (e.g., focus, multitasking)

•	Virtually no side effects, including no meaningful serious adverse events (SAEs)

•	The initial go-to-market is a prescription treatment for inattention in 8-12yo children with ADHD (1.8M kids in the U.S.)

•	There is potential to expand within the U.S. ADHD market into 3-7yo, 13-17yo, and adults (collectively 8.1M total patient population)

•	Beyond ADHD, Akili’s strategy is to run more clinical trials and expand the technology, product portfolio, and know-how into new disease areas

•	Early data from clinical trials already demonstrate cognitive improvement in autism spectrum disorder, multiple sclerosis, major depressive disorder, and acute cognitive dysfunction

Quantitative

•	Akili has set the benchmark for clinical validation in digital medicine

•	16 peer reviewed publications (including Nature, The Lancet, etc.)

•	20 clinical studies completed across 9 different disease populations

•	2,600+ patients studied in clinical trials to date

•	Across 5 clinical trials with 600+ kids with ADHD, Akili saw:

•	Significant improvement in objective attention relative to control (p=0.006)

•	Positive implications to existing standard of care

•	Similar value-added if used alone or in combination with existing ADHD medications

•	Potentially opens new market of families reticent to start pharmacological treatment for their children

•	Initial pricing is consistent with branded generic ADHD drugs ($450 wholesale acquisition costs for each 3-month prescription)

•	Goal is to generate $500M in annual revenues over the next 5-7 years by serving the entire U.S. ADHD market

•	Planned subsequent markets include autism spectrum disorder, multiple sclerosis, major depressive disorder, and acute cognitive injury

Deal Terms

•	Up to ~$1B equity value post-money

•	Up to $412M in gross cash proceeds

•	Up to $250M from SPAC’s trust account

•	$162M in PIPE

•	$100M from Social Capital

•	$62M from new and existing investors

•	$150M minimum cash condition to close

The above is Social Capital’s views only and is not a recommendation. For additional information regarding the investment, please visit www.socialcapitalsuvrettaholdings.com.

Additional Information and Where to Find It

In connection with the proposed transaction, SCS intends to file a registration statement on Form S-4 (as amended, the “Registration Statement”) with the SEC, which will include a preliminary prospectus and proxy statement of SCS, referred to as a proxy statement/prospectus. Such documents are not currently available. When available, a final proxy statement/prospectus will be sent to all SCS shareholders. SCS will also file other documents regarding the proposed transaction with the SEC. SHAREHOLDERS OF SCS ARE ADVISED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by SCS (when available) through the website maintained by the SEC at http://www.sec.gov.

The documents filed by SCS with the SEC also may be obtained free of charge at SCS’s website at https://socialcapitalsuvrettaholdings.com/dnaa or upon written request to 2850 W. Horizon Ridge Parkway, Suite 200, Henderson, NV 89052.

Participants in the Solicitation

SCS and Akili and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from SCS’s shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the proposed transaction between Akili and SCS will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom. This communication may be deemed to be solicitation material in respect of the proposed transactions contemplated by the proposed business combination between Akili and SCS.

Forward-Looking Statements

This communication may contain certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Akili and SCS. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of SCS’s securities, (ii) the risk that the proposed transaction may not be completed by SCS’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SCS, (iii) the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the Merger Agreement by the shareholders of SCS and the satisfaction of the minimum cash condition, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the PIPE Investment, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Akili’s business relationships, operating results, and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Akili or diverts management’s attention from Akili’s ongoing business operations and potential difficulties in Akili employee retention as a result of the announcement and consummation of the proposed transaction, (ix) the outcome of any legal proceedings that may be instituted against Akili or against SCS related to the Merger Agreement or the proposed transaction, (x) the ability to maintain the listing of SCS’s securities on a national securities exchange, (xi) the price of SCS’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which SCS plans to operate or Akili operates, variations in operating performance across competitors, changes in laws and regulations affecting SCS’s or Akili’s business, and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, (xiii) the ability of Akili to successfully commercialize EndeavorRx and continue to advance its clinical development pipeline, (xiv) the ability to recognize the anticipated benefits of the proposed transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees, (xv) the evolution of the markets in which Akili competes, (xvi) the ability of Akili to defend its intellectual property and satisfy regulatory requirements, (xvii) the costs related to the proposed transaction, (xviii) the impact of the COVID-19 pandemic on Akili’s business, (xix) Akili’s expectations regarding its market opportunities and (xx) the risk of downturns and a changing regulatory landscape in the highly competitive industry in which Akili operates. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of SCS’s registration on Form S-1 (File Nos. 333-256723 and 333-257543), SCS’s quarterly report on Form 10-Q for the quarter ended September 30, 2021 filed with the SEC on November 15, 2021, the Registration Statement on Form S-4 when available, including those under “Risk Factors” therein, and other documents filed by SCS from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Akili and SCS assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Akili nor SCS gives any assurance that either Akili or SCS, or the combined company, will achieve its expectations.

CP Twitter thread:

1/ As a parent, I often wonder whether there is a way for technology to be part of the solution to our country’s growing concerns around mental health. And then we met @EddieMartucci and his team at @AkiliLabs.

2/ @AkiliLabs is creating a new class of medicine. Their first product is a first-of-its-kind FDA-cleared prescription video game to treat pediatric ADHD in 8-12 year-olds.

3/ Their technology targets the fronto-parietal attention control networks of the brain to improve attention function (e.g., focus, multitasking).

4/ Their lead product – EndeavorRx – has been clinically validated and shown similar outcomes to prescription drugs. This breakthrough therapy is powered by technology that directly targets cognitive function vs. current treatments which focus on symptoms and coping strategies.

5/ Importantly, while Akili’s patented technology is used to treat ADHD today, they have the opportunity to eventually treat a whole host of other cognitive issues like major depressive disorder, multiple sclerosis, and autism spectrum disorder.

6/ We’re excited that our biotech SPAC platform is able to partner with another company that is rethinking how we approach some of America’s most pressing healthcare issues, in this case our cognitive health. Read more in our investment thesis. Disclaimer: bit.ly/dnaa-info

Akili Interactive, a Leader in Digital Medicine, to Become Publicly Traded Through

Combination with Social Capital Suvretta Holdings Corp. I

January 25, 2022

Corporate Speakers

•	Chamath Palihapitiya; Founder & CEO; Social Capital

•	Eddie Martucci; Founder & CEO; Akili Interactive

•	Santosh Shanbhag; CFO; Akili Interactive

PRESENTATION

Operator^ Good morning everyone and thank you for joining this transaction announcement conference call set up by Social Capital Suvretta Holdings Corp.

Today we are joined by Chamath Palihapitiya the Founder and CEO of Social Capital, Eddie Martucci the Founder and Chief Executive Officer of Akili Interactive, and Santosh Shanbhag Chief Financial Officer of Akili Interactive.

Please note that this call has been prerecorded and a Q&A session will not be conducted as a part of today’s presentation.

Before we begin we would like to remind you that as stated in the press release that was issued this morning Social Capital Suvretta Holdings has filed a detailed investor presentation that provides an overview of the transaction. The presentation also includes disclaimers regarding forward-looking statements. Kicking off the call today will be Chamath Palihapitiya. I now turn it over to you.

Chamath Palihapitiya^ Hi, everybody. Thank you for joining an overview of the merger of DNAA and Akili. This is part of our Biotech 2.0 platform where we try to seek and find high-growth interesting companies in the biotechnology space that we think we can accelerate throughout Bio 2.0 SPACs.

Before we talk about the details I think it’s important to take a step back and think about the context in which Akili operates. Obviously, as we grow older many of us feel that there are issues of cognitive impairment that we all deal with, whether it’s in ourselves, sometimes unfortunately, we also deal with it in our aging parents. And this has been well documented and well understood.

But the reality is that cognitive issues are not just associated with aging anymore, but frankly with many chronic and acute diseases. And what we describe when we feel these issues are things like trouble concentrating, memory issues, so forgetfulness, difficulty learning new things, and issues making decisions that affect everyday life.

And while these issues are clearly critical and should be addressed over time in adult populations, it’s even more important to identify and intervene in childhood, because when they manifest in kids these cognitive deficits really predict later-life health issues if left unaddressed.

And so for parents, but also for society at large this really needs to be an issue that we take incredibly seriously. As a parent, particularly in the last few years, what I have also personally seen is that technology has made these issues of inattention in children much worse.

And specifically by becoming so reliant on computers and Zoom meetings and video games in order to stay connected and stay in touch during the pandemic and all of these very difficult lockdowns, my children have exacerbated their, frankly, inability to concentrate. And I worry about that as a parent and I wonder what I should be doing.

And so when I have personally looked for solutions and I think when many people have looked for solutions, what we find are things that, frankly, just focus on symptoms or our best coping strategies.

And so, as global awareness of positive impairment, not just amongst adults, but within children grow in awareness, I think many more people, including myself as a parent, are actively looking for solutions.

And this is where Akili steps in. So, what is Akili in a nutshell? What it is is an FDA-cleared treatment to improve attention. By being a video game, it really is a first of its kind digital therapeutic. It’s a prescription treatment for 8 to 12-year-old children with ADHD whose efficacy has been validated in rigorous clinical studies.

And beyond just 8 to 12-year-olds with ADHD, Akili’s ambition is to broadly expand the opportunity across ages and psychiatric conditions, not just in the U.S. but also around the world.

And initial efficacy data across multiple indications, whether it’s autism, multiple sclerosis, major depressive disorder, COVID fog, in randomized controlled trials and proof of concept trials shows some early attention.

They’re in pre-launch phase right now working with around 1,000 doctors, which is showing very promising fundamentals for both scale and failed potential. And it’s run by this very unique, interdisciplinary team of medical, clinical, and technology experts.

At a clinical level, Akili has set the standard for validation in digital medicine. They have had 16-peer review publications in prestigious publications including “Nature” and “The Lancet.” They have 20 clinical studies completed across 9 disease populations and more than 2,600 patients, again, looking at everything from ADHD to Alzheimer’s, autism, depression, multiple sclerosis, and traumatic brain injury just to name a few.

And by doing such a holistic look at the value of digital therapeutics and that ability to improve cognitive function, Akili really has created this intersection of therapeutics and software. It has done some pioneering work with the FDA on defining endpoints and creating a product category and working to create a labeling approach that sets them up for long-term growth and scale.

They have built the ground up deployment model as well, which engages key healthcare stakeholders and in many ways is a strategic platform of growth for the future, both in terms of internal, organic growth with respect to the multiple products they want to build over time, but also potentially for inorganic growth through technology acquisitions of things that may otherwise exist in the market that may be a great tuck-in for them to drive further growth.

And it is protectable in a way that provides the best features of the digital therapeutics business but also a software business. They have a patent and copyrighted state for unique cognitive algorithms and interaction mechanics that allow them to build on top of what they’ve invented early on.

But they also have no generic dynamic, and this is a product as the result that can be continuing optimized without a royalty cliff, without a patent cliff, with the potential for loyalty and user growth that can grow for long periods of time.

And lastly, beyond ADHD, there is the potential for long-term growth as each patient uses their products and the products we grow, which potentially creates an ability to create a household brand that is known for cognitive improvement across ages and conditions.

And obviously, none of that would be possible, again to reiterate, without a very talented cross-functional of the team. And what I’ve found, as I’ve met this organization, are people who are uniquely positioned to understand how to build exceptionally compelling games but also to do it in a clinically rigorous way that can be measured, whose data can be validated both by peers, but also with the regulatory organizations that are required in order for Akili to be successful.

And so with that, I’d like to introduce you to the leader of this very talented team, Eddie Martucci, to walk you through the product and the science in more detail.

Eddie Martucci^ Thanks, Chamath and hi, everybody. I’m excited to tell you about Akili. This is a business we founded nearly a decade ago to disrupt the CNS medicine industry by, for the first time, making software that is itself a medicine.

And I wanted to start by showing you a video which is one of the very first families to experience our product EndeavorRx after FDA approval and on the market. To get a sense of what this new type of medicine really means to families and how it’s changing the treatment paradigm.

(VIDEO)

Eddie Martucci^ Great. So, hopefully, that gave a little bit of a sense of the new experience of our type of medicine. And so, I’m excited to take you through the story here at Akili.

Where we started as a business was the idea that CNS medicine needs a change; that is very clear. This is an area of medicine where we’ve accepted that treatments have to be scary, that they come with side effects, and frankly that people don’t get the treatment they need most of the time.

And so, we’re trying to change all of that by, for the first time, focusing directly on brain function as the treatment target and using technology that’s delivered through software and sensor stimulus to do it.

The big need that we’re going after here is cognitive functioning that Chamath mentioned, this ability to think, to focus, to remember things, these really basic human abilities, which have actually become one of the biggest unmet needs across CNS medicine.

And the problem is way bigger than most people realize. What is now appreciated over the last decade or so is that a majority of some of the biggest populations that are treated in mental health, behavior health, and psychiatry, a majority of those patients experience these very specific cognitive symptoms and they don’t have good treatment for them.

And so this was initially known in some more obvious conditions, like ADHD and depression, but as we go to the next slide, 18, you’ll see that over the last 5 years or so, this has essentially become known to impact almost all areas of medicine that touch the brain.

And so we’re now talking about dozens of medical populations across tens of millions of patients where cognitive impairments, how people think, how they’re able to focus or remember, are actually either the core or one of the biggest comorbidities of the disease.

So this is a — it’s a massive problem, it’s finally recognized in medicine, but if you look at the current treatment approaches, there’s a major gap. Because the way that we address this in society is totally inadequate and it makes sense that it’s inadequate because we’ve never had products that were actually designed for this problem.

We have certain products that are — that are accepted in medicine, like pharmaceuticals and behavioral therapy, but they don’t directly target cognitive issues, and then there’s just a lot of stuff that is on the consumer market that has never been proven to have a benefit. And so there’s a gap in the treatment paradigm for this major need that’s now affecting millions and millions of people.

This need is coming to a head and we’re now in a crisis moment in society where it’s finally time that we have to address it because the world we’re living in is actually changing dramatically and putting a major burden on this very same cognitive function. And so we recognize in society now that the world we live in and the technology at our fingertips is actually compromising our cognitive function or putting an extra burden than we’ve ever seen before.

And so there’s a moment in time now where medicine finally recognizes these issues across disease and society finally recognizes that we really need to do something about it. The beauty of Akili is that our science is leveraging this very powerful technology that’s at our fingertips but melding it with brand new neuroscience that says we can finally do something about this for the better; we can directly interact with the brain and actually treat it through amazing software technology.

And so if we dig into the science, we founded the company around a groundbreaking set of findings in the early 2010s, which was that through sensory stimulus alone, meaning delivering something through a computer, you could directly and specifically activate structures and networks in the brain that are responsible for specific cognitive functions like attention.

This was a finding that was out of UCSF, we took the worldwide license too, and it was initially shown in older adults the ability to activate this very specific network in the midline prefrontal cortex of the brain. We developed that into a mobile-based product, a product that operates a lot more like a consumer entertainment product, and we’re able to show that we could replicate this effect in children.

And so you can take children whose — who deal with inattention and sensory processing dysfunction who don’t process information very well and you can see this through EEG brain activation patterns, and after a month of using this technology, which to them feels like a game, you could robustly show brain activation patterns that now are mostly indistinguishable from typically developing children.

And so it’s powerful technology, it’s technology that is directly going to the source of neurological function and having a large effect, and we’ve now replicated this effect across dozens of — dozens of clinical trials, we have about six different trials now that have published that have shown we can replicate this brain activation pattern through this technology, and have shown that we link it and correlate it to cognitive and clinical outcomes.

And so if we go to slide 24, we’ve built the company to harness this exact technology and the many, many technologies that will come along like it to build a new type of medicine.

This type of technology that can be delivered through sensory and motor stimulus, but that can actually be personalized for individuals and therefore bring the best of what we’d hoped for from medicine, but at the same time, be coded into rich, amazing, engaging environments like video games so that it could be the very best of consumer technology at the same time. And this is the business we’ve built to harness these technologies.

Our technology approach, if you look at slide 25 with our technology engines, is that we’ve build — we license and develop and build what we believe are the best technologies in the world to specifically activate cognitive regions in the brain. These are networks in the brain that control specific cognitive functions.

We’ve done this with this very first technology I mentioned from UCSF, building out an engine we call SSME, and we’ve now replicated this with R&D technologies targeting other brain regions and other cognitive networks.

This beauty of this approach is twofold. Because we target the neural activation independent of disease, every one of these engines is able to actually treat — build products and power products that can treat a range of diseases. They are not specific to one disease, and we’ll see in the pipeline how we’ve been able to leverage this approach to have an extremely efficient treatment therapeutic development paradigm.

The second big benefit is that in a world where the vast majority of digital health products are commoditized, we can actually specifically protect the core technology in our engines, not dissimilar from how we think about protecting other therapeutic classes.

And so we actually have a rich patent estate with over 50 patents granted, and another big bulk of patents that are pending specifically protecting these engines at their core and how to integrate them into products. And so the protectability is a big deal here.

If we zoom in and look at how this first engine, SSME, is working, this is a treatment approach that is using sensory stimulus to target the weak link in attentional processing.

Basically the midline prefrontal cortex of the brain, how it deals with multiple conflicting streams of information at the same time, and we’ve shown the ability to have people use a very — a very classical game environment and activate this part of the brain and show benefits on things like focus, interference processing, and multitasking.

So that’s the science behind how we target the brain, but we want these products to feel like actual entertainment, not like educational software or like clunky brain stimulation, and so every aspect of our treatment experience is delivered like a consumer grade fast-paced action video game.

The difference is every single second of the experience, there’s an algorithm underneath that is delivering our proprietary technology. But to the user, they feel like they’re playing a game and so they get rewards, they evolve the experience, they have variety that allows them to play for long periods of time.

The other beauty of this approach is that we’ve developed a core capability where we can take these engines and put them into various types of front-end delivery systems, meaning different game interfaces.

And so this very same technology is already being prototyped across a range of different game formats, and in the future we’ll be able to do this across potentially dozens of types of games for different populations or for whatever suits individual user subgroups.

So I want to dive into the first product that’s come out of our company and product platform, and this is called EndeavorRx. It’s a product we’re very proud of; it’s a treatment for targeting attention function in children with ADHD. This is a first of its kind treatment in that it is the first and only prescription treatment delivered through a video game in the world.

It is also the first digital treatment that is directly targeting and labeled to improve a cognitive function, so on this journey that we’re on to have — to have doctors have tools to now be able to treat patients for their cognitive issues, we have a treatment labeled directly for that.

And if we look at the clinical data, the reason it was approved is because it actually works and we studied it like a drug. So we ran a rigorous clinical development program that encompassed five clinical trials, over 600 children with ADHD, we actually modeled this off of the Vyvanse drug approval program.

And two of these trials were randomized control trials, and we showed that across cognitive and symptom impairment [ph] endpoints, we were able to show benefits to children with ADHD and strong meaningful benefits.

And so just to give a small synopsis of these data in one slide, if you look in the left panel, our primary outcome measure in our — in a number of our studies including our pivotal trial was — you’re looking on the Y axis of an FDA-approved test that measures attention capacity, it’s called the TOVA test, and you see that children who were on EndeavorRx, which is AKL-T01 in this study, in blue had strong, statistically significant large effects on improving these measures of attention compared to a control, which in this case was an educational video game designed to have very similar reward pacing.

And so those types of games of course improve your ability for instance to spell words but they are not having any real or significant effect on cognitive functioning.

If you look in the middle panel, to put these — this magnitude of affect in context, what we’ve seen is that across our clinical trials, which are all in blue there, we can take various aspects of children’s attention and move them to an ability that is meaningful. If you compare it to the right gray bar that is a literature comparison of an acute dose of Methylphenidate or Ritalin on these same measurements.

And so you can see the affects we are having are generally in that range when you compare across studies. And so this is a meaningful affect we’ve seen in our data that a vast majority of children report that at a single month of treatment they’re noticing daily improvements in attention.

And finally in the right panel, when you start to look at symptoms or daily functional impairments this is where you really see this new type of product class differentiate from what’s been done in the CNS medicine before. We ran a trial that was — that was run to have data that addressed the major questions from providers, from prescribers on how these products work.

So question number one is can this work along with medication? And the answer is yes. So if you look at the blue line that is children who are actually on medication. If you look at the — meaning drug medication. If you look at the orange line those are children who are not using medication.

Both of those groups in this trial at baseline they get EndeavorRx. And what you notice is both of those groups have the exact same magnitude of improvement and symptom reduction, so it goes down.

And so what we’re able to show here is that the same affect can be attained whether someone is on medication or off and so that’s in our label. And it gives a lot of flexibility for doctors to be able to use this product as part of a treatment program that can include medication or not.

The second big question that prescribers have was what happens when people stop using the product? This is obviously an interactive treatment and so we don’t expect people to use this all day every day for the rest of their life.

And the beauty of this approach that directly targets and changes neural processing is that you can see in the middle of the graph at day 28 when there’s a treatment pause for a month, on average the effect is actually maintained. So there’s durability to at least a month here which is very different than most other CNS medicine.

And finally, when you challenge with a third — a second treatment paradigm at month three you see that the affect actually improves and that’s the third big question that providers have had, is how — how is this affect maintained when you add more treatment and we see that it actually grows.

And so this is a very different — very different profile from what we’re used to in CNS. We expect to see this not only in ADHD but we’ve already had indications that you can see this across other diseases. All of these data are in our FDA label and so these are all things that doctors are aware of.

All of these efficacy benefits and outcomes here come with an extremely positive safety profile. We’ve never had a single severe adverse event across our trials. And we have single digit percentage adverse events of things like headaches and frustration. So the safety profile of this treatment is also dramatically different than what we’re use to in CNS.

And so if you zoom back out to what we’re really trying to deliver here we have a product for the first time that is targeting cognitive function at its source. But because of how it’s coded and delivered we’re allowing people to experience medicine in a brand new way. And we’re really excited about what this means for patient empowerment of medicine.

And so when we look back at that treatment gap, we believe that this new type of product, which we’re calling physiological active digital therapeutics, fits in alongside pharmaceuticals and alongside behavioral therapy to provide something new that a doctor can offer their families.

And this is already starting to help in ADHD of course where we have our product but across our pipeline dozen of populations we believe will benefit from this type of approach and we’re really charging the way and setting the standard here.

One thing that is worth mentioning across the business is that this approach we have taken to build our product that’s come out as a prescription product, we have goals and have developed this business to churn out many products like it.

Whether developed internally or acquired through what we have developed it’s a set of capabilities, infrastructure, knowhow, and IT that allows us to take products from early idea and prototype all the way through design validation, regulatory clearance and, of course, commercial growth.

And so this is something that we do — is a differentiating factor and is a core capability of the Akili which will make us the developer and acquirer of choice in the future as this industry grows.

So I now want to zoom out from pediatric ADHD. I’ve been talking a lot about our first product EndeavorRx but zooming into the pipeline now. Because, as I mentioned, this is — we are not an ADHD company, we’re not a pediatric company. We are a company targeting brain function across disease. And so we already have an advanced pipeline with products across a number of different disease areas.

We have activated our pipeline initially in ADHD where we do have that one approved product. And we have activated trials either through our SSME technology or through an in-license of a company called TALi that allows us to be active in clinical trials across all ages of ADHD.

Secondly, we have already had early clinical data in multiple areas that go beyond ADHD into mental health and neurological functioning in areas like Autism, adults with Multiple sclerosis and adults with depression. So this is an advanced pipeline where we think we have extremely high probability of success compared to a typical therapeutic pipeline for a few reasons.

The first, we’ve already demonstrated proof of concept efficacy in four different disease populations, ADHD, Autism, Multiple Sclerosis, and Major Depression. All of those have randomized clinical trials that have shown benefits. And so we know the product, the technology at its core works across disease.

And the second is that, unlike most therapeutic pipelines that get into late-stage trials, we have a very low risk of safety events that would kill the pipeline. And therefore we are planning on a high rate of success as we move through our ADHD products but also as we rapidly progress our products to pivotal trials in some of these other areas.

And if you look at how we’ve built the cadence of this pipeline, we think we’re well set up here being a public company. We have a number and a steady stream of important clinical and regulatory milestones that will hit over the next two to two and a half years across this entire pipeline.

And so we think that’s really important in terms of where we are as a business today. And we think it’s important for both the business, patients, and shareholders as we go forward.

And so last here before we move into our go-to-market, I just wanted to give a quick sampling of some of the other proof of concept efficacy data we have that I just alluded to.

If you look at Autism spectrum disorders we have run a pilot program including an RCT with Children’s Hospital of Philadelphia and Penn where we showed the ability of our same technology adapted to be able to be used by children with Autism and showed it in a randomized control trial its ability to improve attention as well as ADHD symptoms in this population.

We think that’s really exciting because this is a population that actually can’t use typical medication by and large because of the side effect profile. And therefore we think we could be a really interesting early add to the treatment paradigm here. And so we’re progressing this program to pivotal trials estimating meeting with the FDA on this program by end of this year.

The first adult population that we took our technology platform into was major depressive disorder. This is a disease population where now up to 90% of people are known to suffer from cognitive dysfunction and cognitive impairments. And so, they’re looking for — looking for ways to solve that.

And we’ve shown in a clinical development program with a few different trials including an RCT with one end — data point shown here, the ability to improve sustained attention as well as other executive function measurements and that that beats a control — a control product which is a word based educational video game.

We’re excited about this. This is soon to publish in the American Journal of Psychiatry which is on brand with our high science brand. And we’re excited to take this product into pivotal trials estimating in later 2023 that we’ll be meeting with the FDA to progress that into pivotal.

One of the areas we’re particularly excited about is an area that for a long time cognitive impairments have been known to plague this population and this is Multiple Sclerosis. This is one of the — one of the areas of medicine which actually has its own established clinically meaningful end-point for the disease which is called the SDMT that is known and accepted to be a good measure of cognitive processing in Multiple Sclerosis.

And what we have shown in a randomized control trial run UCSF is that MS patients who get Endeavor Rx for six weeks and who are then off EndeavorRx for eight full weeks, so two months after a six week treatment regimen actually hits a — the well-known and established clinically meaningful change threshold for cognitive impairment in MS. In fact, at that eight-week post-treatment mark, about 70% of patients are clinical responders, which essentially doubles what we saw in the control group.

So we’re really excited about these results. It’s powerful for multiple sclerosis patients, but our initial foothold and proof-point in a broad range of autoimmune disorders that all struggle with different forms of cognitive impairment. And this is another population where we’re looking to take our products into pivotal trials, likely meeting with the FDA in the first part of’23.

We have similar results like acute cognitive dysfunction, things like traumatic brain injury. We are — we have shown the ability to be able to show cognitive improvements in these areas.

We’re very excited about a range of different populations that we’re now in studies for, things like post-hospitalization, things like cancer-related cognitive impairments and what we’re most excited about today, which is two parallel randomized-controlled trials, one with Cornell and one with Vanderbilt, targeting COVID fog which is cognitive impairments associated with COVID infection.

And so we’re — we’ve really tried to activate our technology and pipeline across well-known conditions but also very relevant conditions.

If you look at our slide 41, the last little bit here about why targeting cognition is so interesting is that we can evolve our medicine, even beyond traditional treatments, to evolve the entire treatment paradigm by providing a new way to actually measure cognition.

So we’ve shown the ability of our same technology to be able to correlate strongly with cognitive impairments in areas like early Alzheimer’s disease as well as in a few different populations, like MS and sensory processing issues.

And so, we’re very excited about not only trailblazing new treatments for brain function across the disorders I’ve mentioned but potentially having products that can actually change how we assess and monitor cognition at scale, which is not well done today.

All of what I just showed you is using our first engine, called SSME. We envision that, with new technologies in R&D which we have and have developed as well as new technologies which we can license, we can do exactly this, build a robust pipeline and 3-, 5-, or 10-X the types of populations we can treat by running them through the company and the processes that we’ve built here.

And so, we do intend to be a first-in-class new CNS medicine company and we’re very excited about the progress we’ve had to date. So let me briefly move into our very first market population of ADHD and then I’m going to turn it over to Santosh to talk through the go-to-market.

We entered ADHD because it’s an extremely high-need population where people are actively searching for alternatives to their current treatment. But we also entered it because we have visions of becoming a household name in this new type of medicine that we’re pioneering.

And ADHD is a population that is very prevalent, many people suffer from it. We know we can help. And it also is something that everyone can relate to. And so that’s really important to us as we — as we bring our new medicine to the world at scale.

Our model here, our commercialization model and business model, is this is a therapeutic-driven business model at first, which means we are monetizing the prescription like any other therapeutic. So the prescribed product is being monetized.

Today, in our pre-launch phase this is a three-month prescription that is written by a doctor, paid for by a mix of the patient themselves or insurance. We envision this, like all therapeutic business models that — over the next few years to transition to a larger percentage of insurance coverage.

We do believe that insurance should cover any therapeutic that is — that is driving positive patient outcomes. And we’re already seeing that — tailwinds in the market.

And the beauty of what we do is that both the product itself, as well as the business model, can adapt and change. And because there has been nothing — there’s been nothing — no infrastructure previously, to be able to deploy a digital therapeutic like ours, we’ve actually built it.

And so, much of what we’ve been doing over the past year has been testing and piloting and building the distribution infrastructure, everything from writing a prescription — how does a doc write a prescription, how does that prescription get to Akili, how does a patient receive and activate their product and use it at scale.

And so, today we’re really proud of the fact that a growing number of doctors are now able to select EndeavorRx right from their e-prescribing platform because we are listed in most of the major drug compendia, and we have a drug-like code.

They’re able to select that and prescribe it many — in many cases from their e-prescribing or through traditional prescription, written or faxed or called.

Many patients in the same day — because we’ve now partnered with a front-end virtual pharmacy, a company called Phil Pharmacy, patients are getting SMS and e-mails same day telling them that their prescription has been routed. They can give their information. They can give us consent to run through insurance.

And when that whole billing process is complete, we simply send them a secure encrypted activation code. And so, they have the treatment on their phone. And they can then activate it with our prescription code.

And so this is everything we’ve pioneered because there’s never been a distribution process for a treatment video game before. But we now have that working. We’ve adapted it. We’ve piloted it over time.

And what we’re most excited about is that in this pre-launch phase, where we’ve had just a very few sales reps working with doctors to help educate and answer questions, we’re seeing extremely strong business model fundamentals that tell us this model is ready to scale.

And so, in this pre-launch phase we already are up to about 1,000 doctors who have prescribed EndeavorRx just in the last few quarters of this pre-launch. About a third of those docs are — have already become multi-writers, meaning they’re writing prescriptions for multiple patients.

And doctors are understanding in this — in these early days that this is a chronic treatment. And so, a majority of docs are already writing automatic refills. So this is really important because docs are going to be supportive of this — of this product at scale, and we’re already seeing that.

What we’re most excited about are the conversion metrics which show the demand on the patient side. And so, a majority of our prescriptions are not covered by insurance today because this is a new product class. And so, it’s a discounted cash price today of $295 on day one for a three-month prescription.

We are seeing that about of half of patients convert immediately at that price point. And so that’s a — it’s a really healthy conversion that we’ve seen historically because we think it shows that, even before there’s broad insurance coverage, we know the demand is there.

But of course, our model is to remove as much of the patient cost as possible. And we do have — approaching 10% of our prescriptions historically that have actually been covered in some way by insurance. And in those patients we see nearly 90% conversion with a higher net price to the company.

And so, we think all together these business model fundamentals in this pre-launch phase show the demand is there, the likelihood to prescribe is there. And really what we see is that this is now about awareness. This will not be a conversion issue.

And so what we’re looking to build as we go forward as a company is really that broad awareness and that launch, both on the consumer side and the provider/doctor side.

So I’m going to turn it over to Santosh here to start to walk through how we’re thinking about the go-to-market for EndeavorRx, what our plans are, as well as how we’ve sized up the company and this fundraise to allow us to bring this new type of medicine to the world.

Santosh Shanbhag^ Thank you, Eddie. I appreciate that. Let me talk to you a little bit about the go-to-market and then dig a little bit more into the revenues and how we are going to invest that capital.

We expect to have a commercial launch of EndeavorRx in 2022 and we’ll build on the strong fundamentals that Eddie just talked about. We believe we have all the necessary elements to establish a deeper, successful commercial model and then build that experience [ph].

Our go-to-market approach revolves around three key stakeholders. The first is consumers. Here, our targets are moms and dads with kids who have ADHD. They are constantly looking for non-drug options to help their kid. And as we all know, parents are willing to do a lot more for their kids than for themselves.

At launch, our focus will be kids who are not well-controlled on meds or who are naive to stimulants, this represents about 44% [ph] of the population. Our approach here will be to bring the best of both the consumer tech and biopharma to do two things, one is to increase awareness and the second is to increase activation of caregivers.

The second is prescribing physicians. Our approach here will be to use the tried and tested therapeutic sales model. That will include expanding our sales force to about 100 strong and also include telemedicine integrated into the model. We’re already seeing the traction of the telemedicine model as we speak.

Again, the focus here will be to increase awareness and activation of our targets, and here are our targets are peaks, spikes, and large centers focused on ADHD kids where we are already starting to see prescriptions across multiple doctors.

And last but not least is peers [ph]. Our first market has this unique self (inaudible) characteristic where the consumer, moms and dads, have a high willingness to pay cash out of pocket to help their kids. On average they spend about $150 per month on approaches beyond drugs, things like psycho therapy, diet supplements, after school programs, online programs, et cetera.

Additionally, we are also building a market active team to enable commercial and Medicaid coverage over time. We already have about 10% of our prescriptions paid for by insurance companies as Eddie just mentioned, multi PBMs and paid [ph] as a drug benefit. And we are currently in second or third (inaudible) with some of the top payers in the country.

What we are hearing from many of these (inaudible) is that they consider ADHD to be an essential benefit. Number two is that our price points 450 (inaudible) is very reasonable, consistent with what they’re actually paying for brand and generics today. And most importantly, our safety profile is a significant advantage. Our safety is basically restricted to headaches.

We will obviously build on this positive momentum, and in summary, in this space, we will have an approach that will be a blend of the unique self-pay characteristic of the market, and track towards broad scale coverage by both commercial and Medicaid over time.

Zooming back out into the overall ADHD market, it is a massive market, $10 billion with over 70 million prescriptions written every year for drugs in the U.S. Globally this is about a $25 billion market. The safety profile of the drug and lack of options to address attention in this market creates a very high unmet need for products like ours.

Our target population is expected to be 8.1 million people here in the United States; this is lower than the entire 11 million ADHD population. Two adjustments, first we have excluded patients that are hyperactive only, they are not on a label, they represent about 10 to 15% of the total population. And second, to be conservative we have taken a further reduction in the stand [ph] to account for any patient severity related challenges.

We will start in the — in the space with the FDA cleared product EndeavorRx in the 8 to 12 year old market for an extension. We are already executing a clinical and regulatory plan to address the entire ADHD population.

We have pivotal trials ongoing in 13 to 17 year olds, and adults with potential launches in 2024. From a regulatory perspective these are all expected to be via the FDA 510k [ph] process. This is similar — sorry, this is simpler and faster compared to the denoble [ph] process we had to use for our first label.

We believe that the entirety of the [ph] expansion plan is significantly deal-less [ph] because of this regulatory path that we will take. Let’s get into the ADHD revenue opportunity in the U.S. We anticipate the opportunity size to be a minimum of $500 million per year in the United States across the ADHD population.

As a reminder, this is within the $10 billion rev market with 70 million prescriptions written every year. And even some non stimulant drugs with all of the safety issues, they’re close to 500 to 600 million per year in the U.S. before they went generic.

Let me walk you through the model assumptions supporting the $500 million. There are four key assumptions. First we are estimating an 8% market share, lower than the non-stimulants at 10% and behavioral therapy at close to 50%. In this model, every 1% represents about 65 million in revenues.

Second, from a payer mix we are assuming a low 50/50 split of cash versus insurance in this model at the five to seven year mark. Third, average net price is expected to be between $300 and $350 per prescription. Basically reflecting today’s pricing and gross net of about 15%.

And lastly, we’re assuming on average 1.5 refills per patient after their first prescription. As you can see there are clear upsides to the 500 million that is inherent to our model, including increased payer coverage versus the 50/50 split, and reduced gross net discounting versus what we are seeing today.

Keep in mind that we do not have the patent course [ph] that drugs typically have, and our platform can actually grow with the customers throughout their lifetime. We are hence likely to have a long revenue tail with typical — typically you see in best class — best in class consumer products.

Now, we also have a couple of additional revenue opportunities beyond the traditional medicine model. Maintenance alongside the core treatment, we have the ability to have premium content and services, can provide an additional revenue stream, and also keep the customers within the Akili ecosystem. For example, we just launched EndeavorRx insight that is a companion app for parents, it is free today.

Number two, we have — we can have reimbursable services for physicians with incredible data, probably the richest data and mental health that is embedded in our technology. Now, these are currently not accounted for in our revenue projections, and more importantly all of these levers actually apply to the entire pipeline of our future products.

Now, that was just treating attention control in ADHD and also only in the United States. As mentioned before our platform has the capability to address multiple potential markets. We have prioritized three key programs to enter pivotal trials in the next couple of years, in addition to expanding our presence in ADHD ex-U.S.

Each of these markets are massive in size, as you can see on the top row. Taking the conservative approach to the TAM on the lower portion of this chart, what you are seeing is the patient population that is actively seeking treatment like ours at launch. So these are already activated patients and represent about 15.5 million people, or nearly eight to nine times our first label.

With increasing awareness in general around mental health, and our own efforts in ADHD, we believe we will be able to expand beyond the 15.5 million people into the 115 million people you see in the top-right corner.

And we could be in many of these markets in the next two to four years, and clearly translates into a multibillion dollar annual revenue potential for Akili. And as a reminder, this is just the initial pipeline, and just the first platform SSME.

To wrap it up, we are seeking to raise up to $390 million (inaudible) from this transaction. From a prioritization perspective, we will allocate up to $195 million toward the launch and scaling of EndeavorRx in ADHD for kids 8 to 12 years of age.

Approximately 150 million will be allocated to progressing the pipeline that includes the ADHD label expansion study, the three pivotal trials in MS, MDD [ph], and autism spectrum disorder, and proof of concept trials in acute cognitive dysfunction end model [ph].

Lastly, we are also allocating up to $45 million supporting acquisition of either new platform technologies or potentially companies to continue to build on our leadership position and the first mover advantage in the space. With that, I will pass it on to Chamath to give you an overview of the transaction details.

Chamath Palihapitiya^ Thanks, Santosh. So let’s take a step back and just give an investment summary of this transaction. So, what is Akili? Again, to remind, this is the leading digital medicine company. We think it’s a premier platform that’s designed to treat cognitive dysfunction in medicine. It’s a leading platform that uses software to treat brain function at scale.

It’s a product that has been designed to directly target the neural physiology of the brain, and deliver it through a high quality entertainment experience. It’s a first of its kind prescription digital therapeutic with both FDA clearance and CE mark in Europe, in pediatric ADHD for 8 to 12 year olds, and we are currently in pre launch phase working with more than 1,000 doctors.

Akili has an active pipeline that’s aimed to expand the current technology into multiple disease conditions with chronic and acute cognitive impairment in both pediatric and adult populations. And they have an established model and infrastructure that can be applied to new products and markets to generate sustainable growth.

And then numerically, to talk about the transaction structure and detail, the pre-money value of Akili is $600 million, net of the cash existing on the balance sheet that’s at the pre-money enterprise value of $516 million. There’s $250 million cash in trust, and a pipe of $162 million. So the total cash source is $412 million. Social capital (inaudible) will be combined with Akili Interactive and we are committing more than $130 million in this transaction.

Assuming no redemptions, the transaction is expected to deliver more than $380 million of net proceeds that’ll help fund EndeavorRx’s commercialization, pipeline progression, and new platform technology development. And then lastly, there’s 100% seller rollover equity. There is an incremental seller earnout at 7.5% of the fully (inaudible) shares outstanding immediately after closing, which bests evenly at share price loads [ph] at $15, $20, and $30.

Overall at this pre-money enterprise value, we think that there is a significant margin of safety and a great opportunity for us as the incoming investors to help Akili build a great business and generate some really meaningful returns over time.

And with that, I’d like to thank you for listening to the details around this merger between DNAA and Akili, and I’d like to pass it back to Eddie Martucci for some closing remarks.

Eddie Martucci^ Thanks, Chamath. This is Eddie again. Thanks everyone for your attention and your interest in Akili. We’re really excited. We believe we’ve built the foundations of what could be a disruptive and generational new CNS medicine company, and we’re excited to make that a reality. So I hope to see you in the future, and we’re excited for the ride we’re on.

Operator^ This concludes today’s call. You may now disconnect.

News Palihapitiya-Led SPAC to Merge With Akili in $1 Billion Deal    Jan 26 2022 06:00:00    Akili has developed a video game to treat attention disorders Transaction also includes a PIPE funding of $162 million    By Michelle F. Davis and Crystal Tse (Bloomberg) — Akili Interactive, a startup that has developed a video game to help treat attention-deficit disorders in kids, has agreed to go public through a merger with one of Chamath Palihapitiya’s blank-check companies. The deal, which confirms a Bloomberg News report, values the combined entity at about $1 billion, Akili and Social Capital Suvretta Holdings Corp. I said in a statement seen by Bloomberg. It will provide as much as $412 million in gross cash proceeds, the companies said. The transaction includes a private investment in public equity, or PIPE, funding of $162 million at $10 a share, of which $100 million is from Social Capital. The rest is from investors including Suvretta Capital Management’s Averill strategy, Apeiron Investment Group, Temasek Holdings, PureTech Health, Polaris Partners, Evidity Health Capital, JAZZ Venture Partners and Omidyar Technology Ventures, according to the statement. Led by Chief Executive Officer Eddie Martucci, Akili has developed the video game that can be prescribed to improve the attention of children with attention-deficit hyperactivity disorder, also known as ADHD. The FDA-cleared treatment known as EndeavorRx is set to launch later this year, the company said.

“Our type of medicine is pretty unique in that it’s developed as a rigorous medicine, taken through the FDA, prescribed by doctors, but it’s delivered as an entertainment product,” Martucci said in an interview. “It’s about a patient no longer feeling like a patient but actually enjoying what they’re doing and having fun.” Read more: PureTech-Backed Akili Secures $160m in Financing Palihapitiya’s SPAC to Merge With ProKidney in $2.6 Billion Deal    The underlying technology forces the brain to deal with multiple competing stimuli at the same time to activate the part of the brain that controls cognitive functions. It can be applied to treat the cognitive impairment that can come with autism, depression and multiple sclerosis, and Akili is running clinical trials to get approval to use its video games for those conditions as well, Martucci said. Akili plans to use the proceeds to bring EndeavorRX to market and develop more products. The merger is expected to close in mid-2022, subject to approvals, after which Akili will be listed on the Nasdaq stock market under the symbol AKLI, according to the statement. Palihapitiya is set to join Akili’s board of directors as chair. The startup was last valued at $410 million after a May funding round, according to data provider PitchBook. PureTech Health Plc said at the time that it owned about 23.4% of Akili. Social Capital Suvretta Holdings Corp. I, a special purpose acquisition corporation that counts Palihapitiya as its CEO and Kishen Mehta as president, raised $250 million in a June initial public offering. Palihapitiya’s Social Capital and Suvretta Capital Management created four vehicles with different health-care sector focuses. Its first — the one merging with Akili — is focused on neurology. Another, Social Capital Suvretta Holdings Corp. III, announced a merger with ProKidney last week. Morgan Stanley and Cowen Inc. are financial advisers to Akili. Credit Suisse Group AG and Cowen are capital market advisers to Akili, while Bank of America Corp. helped Social Capital Suvretta Holdings Corp. I. “Our vision is to become a new and lasting treatment company for the brain,” Martucci said. “We’re going to do this for cognition and then we want to go well beyond.”

1/26/22, 1:07 PM Palihapitiya-Led SPAC to Merge With Akili in $1 Billion Deal

--With assistance from **Gillian Tan**.

https://www.bloomberglaw.com/product/blaw/document/R6AQC5T1UM1J?criteria_id=d57deb8cd7dc04c9b6c971301dbcb40e 3/3

With assistance from Gillian Tan. To contact the reporters on this story: Michelle F. Davis in New York at mdavis194@bloomberg.net; Crystal Tse in New York at ctse44@bloomberg.net To contact the editors responsible for this story: Liana Baker at lbaker75@bloomberg.net Sam Nagarajan, Michael Hytha

SOCIAL CAPITAL

Social Capital
@socialcapital

🧠🔬@AkiliLabs is creating a new class of medicine to tackle cognitive health.

Today it's pediatric ADHD, but they've laid the groundwork to address a range of other cognitive issues like depression, autism, and MS.

Disclaimer: bit.ly/dnaa-info

Bloomberg

12:53 PM · Jan 26, 2022 · Twitter Web App

PureTech Founded Entity Akili Interactive, a Leader in Digital Medicine, to Become Publicly Traded Through Combination with Social Capital Suvretta Holdings Corp. I

In addition to PureTech’s advanced Wholly Owned Pipeline, Founded Entities are an additional source of value and Akili is now set to join the growing list of publicly-traded Founded Entities for PureTech, which also include Karuna Therapeutics (Nasdaq: KRTX), Vor Biopharma (Nasdaq: VOR) and Gelesis (NYSE: GLS)

Fully committed PIPE of $162 million led by $100 million from Social Capital with remaining $62 million from new and existing investors including: Suvretta Capital Management’s Averill strategy, Apeiron Investment Group, Temasek, co-founder PureTech Health, Polaris Partners, Evidity Health Capital, JAZZ Venture Partners and Omidyar Technology Ventures

Transaction values the combined company at an equity value post-money of up to approximately $1 billion and is expected to provide up to $412 million in gross cash proceeds

Transaction will support commercial launch of EndeavorRx®, a first-of-its-kind, FDA-cleared and CE-marked prescription digital therapeutic for pediatric ADHD, as well as advance clinical development pipeline across multiple neuropsychiatric diseases, including expanded ADHD populations, multiple sclerosis, autism, and depression

January 26, 2022 07:02 AM Eastern Standard Time

BOSTON—(BUSINESS WIRE)—PureTech Health plc (Nasdaq: PRTC, LSE: PRTC) (“PureTech” or the “Company”), a clinical-stage biotherapeutics company announces today that its Founded Entity, Akili Interactive (“Akili”), a leading digital medicine company developing cognitive treatments through game-changing technologies, has entered into a definitive agreement to become publicly traded via a merger with Social Capital Suvretta Holdings Corp. I (“SCS”) (Nasdaq: DNAA), a special purpose acquisition company. The transaction is expected to close in mid-2022, after which Akili will be listed on the Nasdaq stock market under the new ticker symbol “AKLI.” As a public company with world-class backing and strong financial flexibility, Akili will be positioned to pioneer a new class of digital medicines for millions of people living with cognitive impairment.

“Akili, as with all our Founded Entities, was co-invented and advanced through initial milestones by the PureTech team, and we are proud of Akili’s continued path of success, most notably with the FDA clearance of EndeavorRx and now with its potential listing on Nasdaq”

“Akili, as with all our Founded Entities, was co-invented and advanced through initial milestones by the PureTech team, and we are proud of Akili’s continued path of success, most notably with the FDA clearance of EndeavorRx and now with its potential listing on Nasdaq,” said Bharatt Chowrira, Ph.D., J.D., President and Chief Business, Legal and Operating Officer of PureTech and Akili Board Member. “With Akili on its way to becoming yet another publicly-traded Founded Entity for PureTech, our unique model continues to demonstrate the multiple ways in which we are generating value at PureTech, including equity stakes in public and private Founded Entities, royalties and milestone payments due to us from certain invented products, pharma collaborations to advance non-core programs and – importantly – our rapidly progressing and advanced Wholly Owned Pipeline which we see as our major value driver going forward.”

The full text of the announcement from Akili is as follows:

Akili Interactive, a Leader in Digital Medicine, to Become Publicly Traded Through

Combination with Social Capital Suvretta Holdings Corp. I

•

Akili’s leading digital therapeutic platform combines science and technology to address cognitive impairments in patients, reimagining how central nervous system medicines are designed, developed, and delivered

•

Transaction will support commercial launch of EndeavorRx®, a first-of-its-kind, FDA-cleared and CE-marked prescription digital therapeutic for pediatric ADHD, as well as advance clinical development pipeline across multiple neuropsychiatric diseases, including expanded ADHD populations, multiple sclerosis, autism, and depression

•	Transaction values the combined company at an equity value post-money of up to approximately $1 billion and is expected to provide up to $412 million in gross cash proceeds

•

Fully committed PIPE of $162 million led by $100 million from Social Capital with remaining $62 million from new and existing investors including: Suvretta Capital Management’s Averill strategy, Apeiron Investment Group, Temasek, co-founder PureTech Health, Polaris Partners, Evidity Health Capital, JAZZ Venture Partners and Omidyar Technology Ventures

•	Chamath Palihapitiya expected to become Chair of Akili’s Board of Directors upon transaction close

BOSTON, Mass. and PALO ALTO, Calif. – January 26, 2022 – Akili Interactive (“Akili” or the “Company”), a leading digital medicine company developing cognitive treatments through game-changing technologies, has entered into a definitive agreement to become publicly traded via a merger with Social Capital Suvretta Holdings Corp. I (“SCS”) (Nasdaq: DNAA), a special purpose acquisition company. The transaction is expected to close in mid-2022, after which Akili will be listed on the Nasdaq stock market under the new ticker symbol “AKLI.” As a public company with world-class backing and strong financial flexibility, Akili will be positioned to pioneer a new class of digital medicines for millions of people living with cognitive impairment.

New Digital Approach to Cognitive Medicine

The Akili software platform was built on the belief that directly engaging brain function is the next frontier of science and medicine. Cognitive impairments – including poor concentration, memory loss, difficulties learning new skills, and difficulties with decision making – are in aggregate among the largest unmet medical needs, and are increasingly recognized as contributing to or associated with dozens of chronic diseases and acute illnesses, including attention-deficit/hyperactivity disorder (ADHD), major depressive disorder (MDD), multiple sclerosis (MS), and autism spectrum disorder (ASD), as well as postoperative cognitive dysfunction and COVID-19 “brain fog.”

Despite the rapidly growing prevalence of these conditions, the acute exacerbation of these issues by the pandemic’s impact, and the chronic, escalating cognitive overload from the proliferation of on-demand attention-capturing technology, there has been limited innovation of novel treatment options. Specifically, current treatment options are designed to focus on symptoms and coping strategies instead of directly targeting cognitive functioning. These therapeutic shortfalls are especially concerning for younger populations who are potentially facing a lifetime of managing these conditions.

Akili’s First-of-Its-Kind, Clinically Validated Therapeutic

By harnessing advances in cognitive neuroscience and consumer technology, Akili is changing the neuropsychiatric treatment paradigm. Akili’s patented and clinically validated technology platform represents a new category of software-based medicine: advanced and proprietary digital therapeutics that are designed to directly target neural physiology to better serve the needs of patients and their families.

Akili’s core therapeutic engine, the Selective Stimulus Management Engine (SSMETM), is specifically designed to target and activate neural systems involved in attentional control. This core platform has the potential to be applied across a diverse set of indications within psychiatry and neurology. Backed by robust clinical research, Akili’s treatments are delivered to patients through engaging interactive mobile games, personalized to each individual and built to feel like high-end entertainment products.

The SSMETM technology has already demonstrated proof-of-concept in controlled trials targeting attention and cognitive dysfunction in ADHD, ASD, MS, and MDD. Built on the SSMETM technology, Akili developed EndeavorRx®, the first-ever FDA-cleared prescription video game and the first-ever FDA-cleared commercial product indicated to improve attention function in children between the ages of 8 to 12 years with primarily inattentive or combined-type ADHD (see full indication below).

Key Investment Highlights:

•

Patented and clinically validated technology platform. Developed with the collaboration of cognitive neuroscientists and mobile game developers, Akili’s proprietary technology is designed to target key neural systems underlying specific cognitive functions through adaptable, personalized closed-loop algorithms. The technology is clinically validated, using recognized endpoints, and delivered through smartphones or other mobile devices.

•

First-and-only FDA-cleared video game-based digital therapeutic. Anticipated to launch in the second half of 2022, EndeavorRx® is the first and only prescription video game treatment with FDA clearance and a CE mark (designating it has met European health, safety, performance, and environmental requirements) in pediatric ADHD. EndeavorRx® has been validated through multiple clinical trials, including large randomized, controlled trials demonstrating improved patient outcomes.

•

Large and growing market opportunity. Tens of millions of people worldwide live with cognitive health issues, and many are actively searching for better solutions. With EndeavorRx®, Akili is initially targeting the approximately $10 billion U.S. ADHD market. EndeavorRx® will first launch for the FDA-cleared 8 to 12-year-old pediatric population. Akili is also seeking to expand into other U.S. ADHD populations, including younger children (3 to 7 years old), teens, and adults, while simultaneously working with a partner to gain approval as a treatment for pediatric ADHD in Japan.

•

Strong clinical rigor. Akili has completed 20 clinical trials across 2,900 patients and nine disease populations. In addition, Akili’s clinical studies and data have been published in 16 leading peer-reviewed journals.

•

Robust research and clinical pipeline. Akili has a strong development pipeline, initially focused on treatments for cognitive impairments across nine patient populations. In addition, Akili is progressing early discovery for two new platform technologies to address additional cognitive impairments and facilitate broader reach across disease spectrums. Akili is poised to begin pivotal studies in multiple indications where proof-of-concept has been achieved, including additional ADHD populations, ASD, MS, and MDD.

Management Comments

Eddie Martucci, Chief Executive Officer of Akili, said: “This transaction represents the next step in our journey to become the world’s leading digital medicine company directly targeting neurological function. Over the past 10 years, we have created a platform representing a new era of cognitive medicine, driven by our fundamental focus on patients, advanced science and proprietary technology, and the mission-driven hard work of our entire team. We believe medicine now can be both effective and engaging. Social Capital Suvretta shares our vision for the future, and we look forward to applying our combined experience as we drive the commercialization of our platform and advance our deep pipeline of prescription digital therapeutics to help people living with cognitive impairments across the globe.”

Chamath Palihapitiya, Founder and CEO of Social Capital and Chairman and CEO of SCS, commented: “Akili is taking a new approach to cognitive science – using software to target our underlying cognitive function and creating an entirely new class of medicine as a byproduct. With its first-ever, clinically validated digital therapeutic (EndeavorRx®), Akili has the unique opportunity to change how we treat pediatric ADHD. They have also laid the groundwork to treat a wide range of other cognitive issues affecting tens of millions of people around the world.”

Kishen Mehta, Portfolio Manager of the Averill strategy at Suvretta Capital Management and President of SCS, said: “Akili has created a unique disease-agnostic technology platform with an advanced pipeline of product candidates across multiple indications where proof-of-concept has already been achieved. The Company is leading the advancement of digital cognitive therapies with an FDA-cleared product already on the market, and we believe Akili has only just scratched the surface of this new and exciting field of medicine. We look forward to working with Akili to accelerate the Company’s growth and allow it to continue developing treatment options for the hundreds of millions of people living with cognitive impairments.”

Transaction Overview

The transaction implies a post-money equity value of the combined company of up to approximately $1 billion and is expected to deliver up to $412 million in gross cash proceeds to the Company, including the contribution of up to $250 million of cash held in SCS’s trust account and $162 million from PIPE investors at $10 per share. All references to available cash from the trust account and retained transaction proceeds are subject to any redemptions by the public shareholders of SCS and payment of transaction expenses. Akili plans to use the net proceeds to help fund the Company’s go-to-market strategy, to further advance its pipeline of prescription digital therapeutics targeting a range of chronic and acute cognitive disorders, and for other general corporate purposes.

Existing Akili shareholders will roll 100% of their equity into the combined company and will be eligible to receive additional SCS shares pursuant to an earnout based on the combined company’s future stock performance.

Chamath Palihapitiya is expected to join Akili’s board of directors as chair, upon the close of the transaction.

The proposed business combination, which has been unanimously approved by the boards of directors of both Akili and SCS, is expected to close in mid-2022, subject to approval by SCS’s and Akili’s shareholders, regulatory approvals, and other customary closing conditions.

Advisors

Morgan Stanley & Co. LLC (“Morgan Stanley”) and Cowen and Company, LLC (“Cowen”) are serving as financial advisors to Akili. Morgan Stanley, Credit Suisse, and Cowen are serving as co-placement agents to SCS with respect to the portion of the PIPE financing raised from non-insider qualified institutional buyers and institutional accredited investors. Morgan Stanley, Credit Suisse, and Cowen are not acting as agents or participating in any role with respect to, and will not earn any fees from, the portion of the PIPE financing raised from insiders and individual investors. Credit Suisse and Cowen are serving as capital markets advisors to Akili. BofA Securities, Inc. is acting as capital markets advisor to SCS.

Goodwin Procter LLP is serving as legal counsel to Akili. Wachtell, Lipton, Rosen & Katz is serving as legal counsel to SCS. Skadden, Arps, Slate, Meagher & Flom LLP is serving as legal advisor to the PIPE placement agents.

Conference Call Information

A presentation made by the management teams each of Akili and SCS regarding the transaction will be available at https://event.on24.com/wcc/r/3621898/2B6B29D03ADCC3D4AD26E9082AE8ADA1 at 8:00 AM ET.

Additional information about the proposed transaction, including an investor presentation, will be provided in a Current Report on Form 8-K to be filed by SCS with the Securities and Exchange Commission and available at www.sec.gov.

EndeavorRx® Indication and Overview

EndeavorRx® is the first-and-only FDA-cleared treatment delivered through a video game experience. EndeavorRx® is indicated to improve attention function as measured by computer-based testing in children ages 8 to 12 years old with primarily inattentive or combined-type ADHD, who have a demonstrated attention issue. Patients who engage with EndeavorRx® demonstrate improvements in a digitally assessed measure Test of Variables of Attention (TOVA®) of sustained and selective attention and may not display benefits in typical behavioral symptoms, such as hyperactivity. EndeavorRx® should be considered for use as part of a therapeutic program that may include clinician-directed therapy, medication, and/or educational programs, which further address symptoms of the disorder. EndeavorRx® is available by prescription only. It is not intended to be used as a stand-alone therapeutic and is not a substitution for a child’s medication. The most common side effect observed in children in EndeavorRx®’s clinical trial was a feeling of frustration, as the game can be quite challenging at times. No serious adverse events were associated with its use. EndeavorRx® is recommended to be used for approximately 25 minutes a day, 5 days a week, over initially at least 4 consecutive weeks, or as recommended by your child’s health care provider. To learn more about EndeavorRx®, please visit EndeavorRx.com.

About Akili

Akili is pioneering the development of game-changing technologies to usher in a new era of cognitive medicine. Focused on delivering cutting-edge digital diagnostics, treatments and monitors for cognitive impairments across disease and disorders, Akili is combining scientific and clinical rigor with the ingenuity of the tech and entertainment industries and challenging the status quo of medicine. Akili’s treatments are designed to directly activate the networks in the brain responsible for cognitive function and have been rigorously tested in extensive clinical studies, including prospective randomized, controlled trials. Driven by Akili’s belief that effective medicine can also be fun and engaging, Akili’s products are delivered through captivating action video game experiences. For more information, please visit www.akiliinteractive.com.

About Social Capital

At Social Capital, we make big bets on transformational ideas, technology, and people. We strategically invest in smart, profit-minded opportunities and forward-thinking social investments that have the potential to shape a better future. We do this from a balance sheet of permanent capital to support entrepreneurship at all stages. This allows us more flexibility to double down on our convictions, without the limitations of traditional fund structures, and gives founders the runway and resources necessary to succeed. We believe in the outsized potential of for-profit businesses to drive impact in the world. We aim to set a new standard for what capitalism can be. To learn more about Social Capital, visit https://www.socialcapital.com/.

About Social Capital Suvretta Holdings Corp I

Social Capital Suvretta Holdings Corp. I is led by Chamath Palihapitiya and Kishen Mehta and is a blank check company formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. The company is focused on businesses operating in the biotechnology industry and within the neurology subsector. To learn more about Social Capital Suvretta Holdings, visit https://www.socialcapitalsuvrettaholdings.com/.

Additional Information and Where to Find It

In connection with the proposed transaction, SCS intends to file a registration statement on Form S-4 (as amended, the “Registration Statement”) with the SEC, which will include a preliminary prospectus and proxy statement of SCS, referred to as a proxy statement/prospectus. Such documents are not currently available. When available, a final proxy statement/prospectus will be sent to all SCS shareholders. SCS will also file other documents regarding the proposed transaction with the SEC. SHAREHOLDERS OF SCS ARE ADVISED TO READ, WHEN AVAILABLE, THE REGISTRATION

STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by SCS (when available) through the website maintained by the SEC at http://www.sec.gov.

The documents filed by SCS with the SEC also may be obtained free of charge at SCS’s website at https://socialcapitalsuvrettaholdings.com/dnaa or upon written request to 2850 W. Horizon Ridge Parkway, Suite 200, Henderson, NV 89052.

Participants in the Solicitation

SCS and Akili and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from SCS’s shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the proposed transaction between Akili and SCS will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom. This press release may be deemed to be solicitation material in respect of the proposed transactions contemplated by the proposed business combination between Akili and SCS.

Forward-Looking Statements

This communication may contain certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Akili and SCS. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of SCS’s securities, (ii) the risk that the proposed transaction may not be completed by SCS’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SCS, (iii) the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the Merger Agreement by the shareholders of SCS and the satisfaction of the minimum cash condition, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the PIPE Investment, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Akili’s business relationships, operating results, and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Akili or diverts management’s attention from Akili’s ongoing business operations and potential difficulties in Akili employee retention as a result of the announcement and consummation of the proposed transaction, (ix) the outcome of any legal proceedings that may be instituted against Akili or against SCS related to the Merger Agreement or the proposed transaction, (x) the ability to maintain the listing of SCS’s securities on a national securities exchange, (xi) the price of SCS’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which SCS plans to operate or Akili operates, variations in operating performance across competitors, changes in laws and regulations affecting SCS’s or Akili’s business, and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, (xiii) the ability of Akili to successfully commercialize EndeavorRx® and continue to advance its clinical development pipeline, (xiv) the ability to recognize the anticipated benefits of the proposed transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees, (xv) the evolution of the markets in which Akili competes, (xvi) the ability of Akili to defend its intellectual property and satisfy regulatory requirements, (xvii) the costs related to the proposed transaction, (xviii) the impact of the COVID-19 pandemic on Akili’s business, (xix) Akili’s expectations regarding its market opportunities and (xx) the risk of downturns and a changing regulatory landscape in the highly competitive industry in which Akili operates. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of SCS’s registration on Form S-1 (File Nos. 333-256723 and 333-257543), SCS’s quarterly report on Form 10-Q for the quarter ended September 30, 2021 filed with the SEC on November 15, 2021, the Registration Statement on Form S-4 when available, including those under “Risk Factors” therein, and other documents filed by SCS from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Akili and SCS assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Akili nor SCS gives any assurance that either Akili or SCS, or the combined company, will achieve its expectations.

About PureTech Health

PureTech is a clinical-stage biotherapeutics company dedicated to discovering, developing and commercializing highly differentiated medicines for devastating diseases, including inflammatory, fibrotic and immunological conditions, intractable cancers, lymphatic and gastrointestinal diseases and neurological and neuropsychological disorders, among others. The Company has created a broad and deep pipeline through the expertise of its experienced research and development team and its extensive network of scientists, clinicians and industry leaders. This pipeline, which is being advanced both internally and through PureTech’s Founded Entities, is comprised of 25 therapeutics and therapeutic candidates, including two that have received both U.S. FDA clearance and European marketing authorization, as of the date of PureTech’s most recently filed Half Year Report and corresponding Form 6-K. All of the underlying programs and platforms that resulted in this pipeline of therapeutic candidates were initially identified or discovered and then advanced by the PureTech team through key validation points based on the Company’s unique insights into the biology of the brain, immune and gut, or BIG, systems and the interface between those systems, referred to as the BIG Axis.

For more information, visit www.puretechhealth.com or connect with us on Twitter @puretechh.

Ownership Information

PureTech’s percentage ownership of Akili as of December 31, 2021 was approximately 22.3 percent on a diluted basis, prior to the transaction. This calculation of PureTech’s holding includes issued and outstanding shares as well as options and warrants to purchase shares, but excludes unallocated shares authorized to be issued pursuant to equity incentive plans. PureTech’s ownership of Akili will be updated following completion of the transaction.

Cautionary Note Regarding Forward-Looking Statements

This press release contains statements that are or may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation those statements that relate to expectations regarding Akili’s merger with Social Capital Suvretta Holdings Corp. I (Nasdaq: DNAA) or matters related thereto, including expectations regarding the completion of the transaction and potential timing for the same, expectations regarding the use of proceeds from the merger transaction, expectations with respect to the commercial launch of EndeavorRx®, expectations with respect to Akili’s future prospects, development plans, and strategies, the competitive environment in which Akili operates, PureTech’s mechanisms for value generation, and PureTech’s future prospects, value drivers, development plans, and strategies. The forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties and other important factors that could cause actual results, performance and achievements to differ materially from current expectations, including, but not limited to, those risks, uncertainties and other important factors described under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2020 filed with the SEC and in our other regulatory filings. These forward-looking statements are based on assumptions regarding the present and future business strategies of the Company and the environment in which it will operate in the future. Each forward-looking statement speaks only as at the date of this press release. Except as required by law and regulatory requirements, we disclaim any obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) 596/2014.

Contacts

PureTech

Public Relations

publicrelations@puretechealth.com

Investor Relations

IR@puretechhealth.com

EU Media

Ben Atwell, Rob Winder

+44 (0) 20 3727 1000

ben.atwell@FTIconsulting.com

U.S. Media

Nichole Sarkis

+1 774 278 8273

nichole@tenbridgecommunications.com

1/26/22, 2:25 PM Maker Of $295 Prescription Video Game For Kids With ADHD To Go Public In Palihapitiya-Led SPAC Deal

https://www.forbes.com/sites/katiejennings/2022/01/26/maker-of-295-prescription-video-game-for-kids-with-adhd-to-go-public-in-palihapitiya-led-spac-... 1/5

EDITORS’ PICK | Jan 26, 2022, 01:40pm EST | 35 views Maker Of $295 Prescription Video Game For Kids With ADHD To Go Public In Palihapitiya- Led SPAC Deal Katie Jennings Forbes Staff Healthcare I am a staff writer covering healthcare. Email me at kjennings@forbes.com.

Chamath Palihapitiya will join Akili Interactive’s board of directors at the close of the merger, getty images for vanity fair A kili Interactive, a digital therapeutics company with an FDA-cleared prescription video game to treat ADHD symptoms in kids, will go public in a SPAC deal led by Chamath Palihapitiya. The deal, expected to close in mid-2022, values the 10-year old company around $1 billion, and will bring Akili public through a merger with blank check company Social Capital Suvretta Holdings Corp. I. Akili is the second target company identified for a series of four biotechnology-focused SPACs launched in June 2021 by former Facebook executive and “SPAC King” Palihapitiya and Kishen Mehta, a portfolio manager at Suvretta Capital Management. The first, ProKidney, which is developing a cell therapy for chronic kidney disease, was announced last week Akili, which launched in 2011, is operating at the intersection of software and medicine. In 2020, it received FDA clearance for EndeavorRx, which was the first-ever game-based software as a medical device given the greenlight by the FDA. Its indication was to “improve attention function” and symptoms in children between the ages of 8 to 12 with ADHD. Around 11 million people in the U.S. have ADHD, with around 2.1 million between the ages of 8 and 12, according to an investor presentation. The company has conducted 5 clinical trials with more than

600 patients so far for EndeavorRx and hopes to have pivotal data that could expand the indication to teenagers and adults in the second half of 2023. “This transaction represents the next step in our journey to become the world’s leading digital medicine company directly targeting neurological function,” Akili CEO Eddie Martucci said in a statement. EndeavorRx remains pre-commercial and is targeting the second half of 2022 to enter the market. The biggest challenge ahead will be convincing insurers to cover the cost of the prescription game. The current list price for a 90day prescription is $450 and $295 for patients who pay cash out-of-pocket. The investor presentation does not disclose current revenue but says Akili expects $500 million in U.S. ADHD revenues in 5 to 7 years with the average patient refiling 1.5 times and a 50/50 split between insured and cash pay patients. The company declined to say which insurers are covering the treatment. “We have not disclosed any payor relationships at this time,” spokesperson Julie DiCarlo said in an email. “We expect our treatments will be covered by commercial and government payers in time, and our approach prioritizes expanded access for families to EndeavorRx through our work with payers, while ensuring a path is available for the unique self-pay characteristic of the market.” Beyond ADHD, Akili is conducting studies to test its software to improve cognitive function for autism spectrum disorder, major depressive disorder and multiple sclerosis, and is hoping to progress to pivotal trials for these indications over the next two years. The SPAC deal could deliver up to $390 million in cash to Akili to “fund EndeavorRx’s commercialization, pipeline progression and new platform technology development,” according to the investor presentation. This includes up to

$250 million from the IPO of the blank check company Social Capital Suvretta Holdings Corp. I and $162 million from what’s known as private investment in public equity, or PIPE, minus transaction fees and expenses. However, if current trends are any indication, net cash to the company will end up being lower depending on redemptions exercised by the investors in the blank check IPO. A recent analysis by NYU law professor Michael Ohlrogge and colleagues from Stanford University found the average redemption rates among a cohort of 47 SPACs to be 58%, which would reduce the IPO cash proceeds, though funding from the PIPE would remain.

Palihapitiya, who will join Akili’s board at the close of the transaction, has launched six technology SPACs with Hedosophia Group Limited since 2019, four of which have completed mergers, including Virgin Galactic, Opendoor, Clover Health and SoFi. In 2021, the S&P 500 recorded an annual return of 28.59%, while the Renaissance IPO ETF, a basket of the largest U.S. IPOs, recorded annual returns of negative 10%. Clover Health was down nearly 77%, Virgin Galactic was down 42% and Open Door was down 39% in the same time period. SoFi, which started trading on June 1, 2021, was down 30% in the second half of the year. Follow me on Twitter or Linkedln. Send me a secure tip. [GRAPHIC APPEARS HERE]/ \ Follow \/ I am a staff writer at Forbes covering healthcare, with a focus on digital health and new technologies. I was previously a healthcare reporter for POLITICO covering the European... Read More Reprints & Permissions